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                             April 8, 2021

       Marissa Welner
       Director
       JMD Properties, Inc.
       139 Fulton St., Ste. 412
       New York, NY 10038

                                                        Re: JMD Properties,
Inc.
                                                            Amendment No. 2 to
Form 1-A
                                                            Filed March 26,
2021
                                                            File No. 024-11342

       Dear Ms. Welner:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2020 letter.

       Amendment No. 1 to Form 1-A filed March 26, 2021

       Offering Circular Summary, page 5

   1. We note your response to our prior comment 6 and the related revisions to the prospectus.
                                                        Please further revise
your disclosure in all places in which you discuss such data and the performance of your
tests to state the limitations of the unvalidated data at this stage in your development.
       Material Agreements, page 44

   2. Please revise your disclosure regarding the University of Kansas Medical Center
                                                        Agreement to disclose
any payment obligations associated with the rights granted to the company.
 Marissa Welner
JMD Properties, Inc.
April 8, 2021
Page 2

       You may contact Tracey Houser at 202-551-3736 or Angela Connell at202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Celeste Murphy at 202-551-3257 with any other questions.



                                                          Sincerely,
FirstName LastNameMarissa Welner
                                                          Division of
Corporation Finance
Comapany NameJMD Properties, Inc.
                                                          Office of Life
Sciences
April 8, 2021 Page 2
cc:       Jonathan D. Leinwand
FirstName LastName